SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

SunTrust Banks, Inc.

SunTrust Preferred Capital I

SunTrust Capital VIII

SunTrust Capital I

SunTrust Capital III

(Name of Subject Companies (Issuers))

SunTrust Banks, Inc.

(Name of Filing Person (Offeror))

Depositary Shares, liquidation preference $25 per share, each representing a 1/4,000th interest in a share of Perpetual Preferred Stock, Series A

(the “Preferred Depositary Shares”) CUSIP No 867914509

SunTrust Preferred Capital I 5.853% Fixed-to-Floating Rate Normal PPS, liquidation amount $1,000 per security (the “Normal PPS”) CUSIP No 86800XAA6

SunTrust Capital VIII 6.100% Trust Preferred Securities, liquidation amount $1,000 per security

(the “SunTrust Capital VIII Preferred Securities”) CUSIP No 86800YAA4

SunTrust Capital I Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security

(the “SunTrust Capital I Preferred Securities”) CUSIP No 86787XAA3

SunTrust Capital III Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security

(the “SunTrust Capital III Preferred Securities”) CUSIP No 86788LAA8

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

RAYMOND D. FORTIN

Corporate Executive Vice President

and General Counsel

SunTrust Banks, Inc.

303 Peachtree Street

Atlanta, Georgia 30308

(404) 588-7711

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

JEFFREY M. STEIN KEITH M. TOWNSEND King & Spalding LLP 1180 Peachtree Street, NE Atlanta, Georgia 30309 (404) 572-4600	MARK J. WELSHIMER ALAN J. SINSHEIMER Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$569,125,000	$31,757.18

*	Estimated solely for the purpose of computing the filing fee. This Tender Offer Statement on Schedule TO relates to an offer (“Offer”) by SunTrust Banks, Inc. (“SunTrust”) to purchase up to $1,000,000,000 aggregate liquidation amount or preference (the “Maximum Tender Amount”) of the issued and outstanding (a) Depositary Shares, liquidation preference $25 per share, each representing a 1/4,000th interest in a share of Perpetual Preferred Stock, Series A (the “Preferred Depositary Shares”); (b) SunTrust Preferred Capital I 5.853% Fixed-to-Floating Rate Normal PPS, liquidation amount $1,000 per security (the “Normal PPS”); (c) SunTrust Capital VIII 6.100% Trust Preferred Securities, liquidation amount $1,000 per security (the “SunTrust Capital VIII Preferred Securities”); (d) SunTrust Capital I Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security (the “SunTrust Capital I Preferred Securities”); and (e) SunTrust Capital III Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security (the “SunTrust Capital III Preferred Securities”). This transaction valuation was calculated based on the maximum value of the Preferred Depositary Shares and Normal PPS that could be accepted in the Offer. This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows: (a) the product of (i) $14.25, the average of the high and low prices per Preferred Depositary Share on May 26, 2009 and (ii) 20,000,000, the maximum number of Preferred Depositary Shares that could be tendered in the Offer; and (b) the product of (i) $568.25, the average of the high and low prices per Normal PPS security on May 26, 2009 and (ii) 500,000, the maximum number of Normal PPS securities that could be tendered in the Offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 5 for fiscal year 2009 equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31,757.18	Filing Party: SunTrust Banks, Inc.
Form or Registration No.:	Schedule TO/005-37153	Date Filed: June 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO (as amended, the “Tender Offer Statement”) filed by SunTrust Banks, Inc. (“SunTrust” or the “Company”) with the Securities and Exchange Commission on June 1, 2009 relating to an offer (the “Offer”) by SunTrust to purchase up to $1,000,000,000 aggregate liquidation preference or amount of the issued and outstanding Preferred Depositary Shares, Normal PPS, SunTrust Capital VIII Preferred Securities, SunTrust Capital I Preferred Securities and SunTrust Capital III Preferred Securities, in each case, on the terms and subject to the conditions set forth in this document, the Offer to Purchase, dated June 1, 2009 (“Offer to Purchase”), and the related letter of transmittal (“Letter of Transmittal”), copies of which were filed with the Tender Offer Statement as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items required in this Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 1 is being filed to add an additional exhibit to the Tender Offer Statement. Concurrent with the commencement of the Offer, SunTrust commenced an underwritten offering of shares of its common stock, par value $1.00 per share. The press release being filed as an additional exhibit to the Tender Offer Statement pursuant to this Amendment No. 1 sets forth the material pricing terms of SunTrust’s concurrent underwritten offering of shares of its common stock.

Item 12.	Exhibits.

Item 12 of the Tender Offer Statement is hereby amended as follows:

1.	Exhibit (a)(1)(D) is renumbered as Exhibit (a)(5)(A); and
2.	Exhibit (a)(5)(B) Press release, dated June 1, 2009, is added.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2009

SUNTRUST BANKS, INC.

By:	/s/ Mark Chancy
Mark Chancy Corporate Executive Vice-President

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(A)	Offer to Purchase, dated June 1, 2009 (filed as Exhibit (a)(1)(A) to the Company’s Schedule TO filed on June 1, 2009).

(a)(1)(B)	Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Company’s Schedule TO filed on June 1, 2009).

(a)(1)(C)	Notice of Withdrawal (filed as Exhibit (a)(1)(C) to the Company’s Schedule TO filed on June 1, 2009).

(a)(5)(A)	Press release, dated June 1, 2009 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 1, 2009 and incorporated herein by reference).

(a)(5)(B)	Press release, dated June 1, 2009.

(b)	Not applicable.

(d)(1)	Deposit Agreement, dated September 12, 2006 among the Company, U.S. Bank National Associated, and the holders from time to time of the depositary receipts described therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 12, 2006 and incorporated herein by reference).

(d)(2)	Replacement Capital Covenant, dated as of September 12, 2006 by the Company, in favor and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 12, 2006 and incorporated herein by reference).

(d)(3)	Amended and Restated Declaration of Trust, among the Company as Sponsor, U.S. Bank National Association as Property Trustee, U.S. Bank Trust National Association as Delaware Trustee, the Administrative Trustees and the holders of the Trust Securities, dated as of October 25, 2006, (filed as Exhibit 4.3.2 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on October 18, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(4)	Replacement Capital Covenant, dated as of October 25, 2006 by the Company, in favor of and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Form 8-K filed on November 6, 2006 and incorporated herein by reference).

(d)(5)	Stock Purchase Contract Agreement, dated as of October 25, 2006, between the Company and SunTrust Preferred Capital I, acting through U.S. Bank National Association, as Property Trustee (filed as Exhibit 4.6 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference).

(d)(6)	Junior Subordinated Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.4.3 to the Company’s Registration Statement on Form S-3 filed on September 5, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(7)	Supplemental Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.5 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference).

(d)(8)	Guarantee Agreement, between the Company, and U.S. Bank National Association, as Trustee, for the benefit of the Holders from time to time of the Trust Preferred Securities of SunTrust Preferred Capital I (filed as Exhibit 4.18 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on October 18, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(9)	Collateral Agreement between the Company, the Bank of New York Trust Company, N.A., and SunTrust Preferred Capital I (filed as Exhibit 99.1 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference).

(d)(10)	Second Amended and Restated Declaration of Trust, among the Company, as Sponsor, U.S. Bank National Association, as Property Trustee, U.S. Bank National Association, as Delaware Trustee and the Administrative Trustees and the several Holders, as defined therein (filed as Exhibit 4.1 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference).

(d)(11)	Junior Subordinated Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.4.3 to the Company’s Registration Statement on Form S-3 filed on September 5, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(12)	Second Supplemental Indenture, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.4 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference).

(d)(13)	Replacement Capital Covenant, dated December 6, 2006, by the Company, in favor of and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 6, 2006 and incorporated herein by reference).

(d)(14)	Guarantee Agreement, between the Company and U.S. Bank National Association, (filed as Exhibit 4.2 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference)

(d)(15)	Amended and Restated Declaration of Trust, dated May 12, 1997 by Raymond D. Fortin, as Regular Trustee, The First National Bank of Chicago, as Institutional Trustee, the Company, and by the holders, from time to time, of undivided beneficial ownership interests in SunTrust Capital I (filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference).

(d)(16)	Indenture, dated May 6, 1997, between the Company and The First National Bank of Chicago, a national banking association, as Trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference).

(d)(17)	First Supplemental Indenture, dated May 12, 1997 between the Company and The First National Bank of Chicago, as Trustee (filed as Exhibit 4.9 to the Company’s Current Report on Form 8-K filed on May 12, 1997 and incorporated herein by reference).

(d)(18)	Preferred Securities Guarantee Agreement, by the Company and The First National Bank of Chicago, as Trustee, for the benefit of the Holders from time to time of the Preferred Securities of SunTrust Capital I (filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference).

(d)(19)	Amended and Restated Declaration of Trust, by Robert D. Fortin, as Regular Trustee, Donald T. Heroman, as Regular Trustee, Kenneth R. Houghton, as Regular Trustee, First Chicago Delaware Inc., as Delaware Trustee, The First National Bank of Chicago, as Institutional Trustee, the Company and by the holders, from time to time, of undivided beneficial ownership interests in SunTrust Capital III (filed as Exhibit 4.3.1 to the Company’s Current Report on Form 8-K filed on March 13, 1998 and incorporated herein by reference).

(d)(20)	Indenture, between the Company and First Chicago, as Trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 filed on February 11, 1998 (SEC File No. 333-46123) and incorporated herein by reference).

(d)(21)	First Supplemental Indenture, dated March 10, 1998, among the Company and The First National Bank of Chicago, as Trustee (filed as Exhibit 4.9.1 to the Company’s Current Report on Form 8-K filed on March 13, 1998 and incorporated herein by reference)

(d)(22)	Preferred Securities Guarantee Agreement by the Company and The First National Bank of Chicago, as Trustee, for the benefit of the Holders (as defined therein) from time to time of the Preferred Securities (as defined therein) of SunTrust Capital III (filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-3 filed on February 11, 1998 (SEC File No. 333-46123) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

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